Exhibit 21.1 - List of Subsidiaries

Name	Percentage Owned	Jurisdiction of Incorporation
Deli Solar Holding Ltd. (“Deli Solar (BVI)”)	100%	British Virgin Islands
Beijing Deli Solar Technology Development Co., Ltd.
(“Deli Solar (Beijing)”)	100%	China
Bazhou Deli Solar Heating Energy Co., Ltd.
“(Deli Solar (Bazhou))”	100% (by Deli Solar (BVI))	China
Beijing Ailiyang Solar Energy Technology Co., Ltd.
(“Ailiyang”)	100% (by Deli Solar (Bazhou))	China